UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2023

Commission File Number: 001-37643

PURPLE BIOTECH LTD.

(Translation of registrant’s name into English)

4 Oppenheimer Street, Science Park, Rehovot 7670104, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXPLANATORY NOTE

Purple Biotech Ltd. (the “Company” or the “Registrant”) is announcing the results of the Annual General Meeting of Shareholders of the Company held on June 15, 2023, at the Company’s offices (the “Meeting”). At the Meeting, the shareholders of the Company voted on the proposals described in the Company’s Proxy Statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K furnished by the Company to the U.S. Securities and Exchange Commission on May 1, 2023 (the “Proxy Statement”).

Each of the proposals presented for approval at the Meeting were approved by the requisite vote of the Company’s shareholders in accordance with the Israeli Companies Law, 5759-1999 and the Company’s articles of association, as described in the Proxy Statement.

Accordingly, at the Meeting, the shareholders approved the following proposals: (i) the election of Simcha Rock as a member of the second class of directors of the Board of Directors, for a three-year term until the annual general meeting to be held in 2026, and until his successor is duly elected and qualified; (ii) the approval of the grant of equity-based awards to (a) each of our directors (other than Isaac Israel, who also serves as Acting Chief Executive Officer of the Company) who shall serve in such capacity as of immediately following the Meeting; and (b) Isaac Israel, a director and Acting Chief Executive Officer of the Company; (iii) the approval of the terms of engagement of Mr. Isaac Israel as our Acting Chief Executive Officer; (iv) the approval of the payment to Mr. Isaac Israel of the discretionary portion of his 2021 and 2022 annual bonuses relating to his former service as our Chief Executive Officer; (v) the approval of the payment to Dr. Eric Rowinsky, the Chairman of the Company’s Board of Directors, of an additional fee for service as Chairman of the Company’s Medical and Clinical Committee; (vi) the approval and adoption of an amended and restated Compensation Policy for executive officers and directors; and (vii) the approval of the reappointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the Company’s independent registered public accountants for a period of three years until the annual general meeting of shareholders to be held in 2026.

Incorporation by Reference

This Report on Form 6-K, including all exhibits attached hereto, is hereby incorporated by reference into each of the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538), the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on July 16, 2018 (Registration file number 333-226195), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 28, 2019 (Registration file number 333-230584), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on September 16, 2019 (Registration file number 333-233795), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 2, 2019 (Registration file number 333-235327), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 13, 2020 (Registration file number 333- 238229), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 18, 2020 (Registration file number 333-238481), each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on July 10, 2020 (Registration file numbers 333-239807 and 333-233793), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 4, 2022 (Registration file number 333-264107), and the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on March 23, 2023 (Registration file number 333-270769), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

June 15, 2023	PURPLE BIOTECH LTD.

	By:	/s/ Lior Fhima
Lior Fhima
Chief Financial Officer